Exhibit 99.1

IMV Inc. Re-establishes At-the-Market Facility

Dartmouth, Nova Scotia – October 16, 2020 – IMV Inc. (TSX: IMV; NASDAQ: IMV) (the "Company" or “IMV”), a clinical-stage biopharmaceutical company, today announced that it has entered into an equity distribution agreement, dated October 16, 2020, with Piper Sandler & Co. ("Piper Sandler") as agent, pursuant to which the Company may, from time to time sell, through "at-the-market" offerings (the “ATM Offering”) with Piper Sandler acting as sales agent, on the Nasdaq Capital Market (the “Nasdaq”) such number of common shares as would have an aggregate offering price of up to US$50 million under the ATM Prospectus Supplement (as defined below).

Piper Sandler, at IMV’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. No offers or sales of common shares will be made in Canada or through the facilities of the Toronto Stock Exchange (the “TSX”). The ATM Offering will be made by way of a prospectus supplement (the "ATM Prospectus Supplement") to the Company's Canadian final base shelf prospectus, as amended, and the Company’s United States final base shelf prospectus, as amended, which is contained in the Company’s U.S. registration statement on Form F-10 (File No. 333-249493) (the “Registration Statement”), dated October 16, 2020. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on October 16, 2020.

The ATM Prospectus Supplement has been filed with the Nova Scotia Securities Commission, as principal regulator in Canada, and in the United States with the SEC. The TSX has conditionally approved the Offering.

The Company plans to use the net proceeds from this offering for general corporate purposes, including but not limited to working capital expenditures, capital expenditures, research and development expenditures, COVID-19 vaccine candidate expenditures, and clinical trial expenditures.

Copies of the ATM Prospectus Supplement and the accompanying final base shelf prospectus, as amended, relating to the offered common shares may be obtained for free from the offices of Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, via telephone at (800) 747-3924 or via email at prospectus@psc.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these common shares in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the activation of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine candidate to fight against COVID-19.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. Forward-looking statements in this news release include, without limitation, statements about the possible sales of common shares, statements regarding how the Company intends to use the proceeds from the sale of shares and statements regarding the Company’s intention to continue developing a vaccine candidate against COVID-19. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company and its products. The Company assumes no responsibility to update forward-looking statements in this press release, except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, the Company’s ability to successfully sell common shares in the proposed offering, the Company’s ability to access capital generally, the Company’s ability to develop a vaccine candidate against COVID-19 and other immunotherapies and vaccine candidates through the successful and timely completion of preclinical assays, studies and clinical trials, the receipt of all regulatory approvals by the Company to commence and then continue clinical studies and trials, and other risks detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the SEC on EDGAR at www.sec.gov. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV

O: (902) 492-1819, ext: 1042

M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors

O: (646) 970-4681

M: (917) 734-7387

E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director of Communications, IMV Inc.

M: (514) 698 1046

E: ddavan@imv-inc.com